FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS –

Venture Issuer Basic Certificate

I, John Doma, Chief Financial Officer of RTN Stealth Software Inc., certify the following:

1.    Review:  I  have  reviewed  the  interim  financial  statements  and  interim  MD&A,  of  RTN

Stealth Software Inc. (the “issuer”) for the interim period ended September 30, 2010.

2.    No  misrepresentations:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,

the interim filings do not contain any untrue statement of a material fact or omit to state a material  fact required to be stated or that  is necessary to make a statement not misleading in  light  of  the  circumstances  under  which  it  was  made,  for  the  period  covered  by  the interim filings.

3.    Fair  presentation:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the interim  financial  statements  together  with  the  other  financial  information  included  in  the interim  filings  fairly  present  in  all  material  respects  the  financial  condition,  results  of operations  and  cash  flows  of  the  issuer,  as  of  the  date  of  and  for  the  periods  presented  in the interim filings.

Date: November 29, 2010

/s/ John Doma

_______________________

John Doma

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of

Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls  and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation;

and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis

DC&P and ICFR as defined in NI 52- 109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.